                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                           VAN AMERICAN CAPITAL, LTD.
                 (Name of Small Business Issuer in Its Charter)


                 NEVADA                                91-1918742
     -------------------------------               -------------------
     (State or Other Jurisdiction of                (I.R.S. Employer
      Incorporation or Organization)               Identification No.)

        2635 CAMINO DEL RIO SO.,
           #211 SAN DIEGO, CA                             92108
 ----------------------------------------               ----------
 (Address of principal Executive Offices)               (Zip Code)

                                 (619)291-9829
                          ---------------------------
                          (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:

           Title of Each Class               Name of Each Exchange on Which
           to be so Registered               Each Class is to be Registered

     ------------------------------          ------------------------------

     ------------------------------          ------------------------------


          Securities to be registered under Section 12(g) of the Act:

                          Common Stock - .001 Par Value
                          -----------------------------
                                (Title of Class)

                                     PART 1

                                     ITEM 1
                          DESCRIPTION OF THE BUSINESS

General

Van American Capital, Ltd. is filing this Form 10-SB on a voluntary basis in order to make Van American Capital's financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities.


Business Development

Van American Capital, Ltd. was incorporated in Nevada on July 23, 1998 for the purpose of designing, marketing and producing a board game based upon biblical historical times and events.

There have been no bankruptcy, receivership or similar proceedings.

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.


Business of the Issuer

Beginning in 1998, management utilized the public library and the Internet to research questions and answers to various ancient events as a basis for detailed questions to be used in its only product, a biblical historical board game. They developed a substantial list of questions and answers which were incorporated into a 2" by 3" card layout. They developed the board layout and design, structured and tested the game playability with small groups of students, and determined they could market the game to the general public.

Management intends to market its game through retail outlets such as WalMart, K-Mart, and Target Stores. Management has no market or distribution agreements with the above retail outlets or any other retail outlets. Once the Company is sufficiently funded, management will seek out distribution agreements with retail outlets. Management at this time cannot estimate when the Company will have the sufficient funding necessary to begin marketing of its product. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company has no new product or service planned or announced to the public.

The size and financial strengths of the Company's competitors are substantially greater than those of the Company. However, management believes that the Company can effectively compete with those other companies because of the unique nature of its product and its product's appeal to a niche of customers who are interested in biblical historical times. Management is not aware of any significant barriers to the Company's entry into the retail market, however, the Company at this time cannot ascertain its exact market share of the broad retail board game category.

Board game raw materials and manufacturing are available through various suppliers such as Guangdong Kang Lai Light Industrial Products in China or Paragon Packaging in the United States. At this time the Company has no contracts with suppliers and will not initiate negotiations with potential suppliers until such time as the Company has sufficient funding. Management at this time cannot estimate when the Company will have the sufficient funding necessary to begin negotiations with its potential suppliers. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company intends to sell its products through a variety of retail outlets to the public and will not depend on any one or a few major customers. When the Company has sufficient funding it will begin negotiations with these major retail outlets. Management at this time cannot estimate when the Company will have the sufficient funding necessary to begin marketing of its product. Management at this time cannot accurately estimate what will constitute sufficient funding.

When the Company has sufficient funding, management will seek legal council for copyright and trademark protection. Until this funding is available, the game is protected by common law copyright. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company does not need any governmental approval of its principal product.

The Company's business is not subject to material regulation by federal, state, or local governmental agencies.

All research and development costs since inception have been immaterial in cost and will not be passed on to customers.

The Company currently has no employees.

Year 2000 Disclosure

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

Based on a recent and ongoing assessment, the Company has determined that it will require only off-the-shelf software utilizing a Microsoft Windows platform for all of its computing requirements. The Company presently believes that with modifications to existing off-the-shelf software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software by September 30, 1999, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.

                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

Plan of Operation

The Company's current cash is sufficient in management's opinion for the next twelve months as it currently has no direct or indirect operating expenses. During the next twelve months, the Company plans to raise additional funds necessary to manufacture and market its product. Management has not yet determined what source or sources will provide additional funds for the Company. There are no current plans for additional product research and development. There are no current plans to purchase or sell any significant amount of fixed assets. There are no current plans to increase the number of employees.

Results of Operations

There were no revenues from sales for the period ended December 31, 1998. The Company sustained a net loss of $4183 for the period ended December 31, 1998. Losses were primarily attributable to expenditures for the start-up of the corporation.

Liquidity and Capital Resources

As of December 31, 1998, the Company had $2967 cash on hand and in the bank. The primary costs and operating expenses for the period ended December 31, 1998 were: licenses and fees $3773 and other operating expenses $937.

Currently, the Company maintains a sufficient positive cash balance for production and working capital. The substantial losses through December 1998 were due to start-up fees and product development expenses. Subsequent additional sales of the Company's equity securities have allowed the Company to continue development and increase marketing efforts.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address and telephone number are provided by a Director of the Company at no cost. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - December 31,1998:

Title Of       Name &                       Amount &              Percent
Class          Address                  Nature of owner            Owned
--------  --------------------          ---------------           -------
Common    Jeanette Huntley                 11,000,000(a)           48.43%
          2635 Camino Del Rio South
          Suite 211
          San Diego, CA 92108

Common    Kathleen Sturtevant              11,000,000(b)           48.43%
          2635 Camino Del Rio South
          Suite 211
          San Diego, CA 92108

(a) Ms. Huntley purchased 1,000,000 shares of the Company's common stock in 1998, and 10,000,000 shares of the Company's common stock were issued to her per a stock split on December 28, 1998.

(b) Ms. Sturtevant purchased 1,000,000 shares of the Company's common stock in 1998, and 10,000,000 shares of the Company's common stock were issued to her per a stock split on December 28, 1998.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire 7/30/99, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address               Age   Position       Date First Elected
--------------               ---   --------       ------------------
Jeanette Huntley              45   President,          7/30/98
2635 Camino Del Rio South          Sec/Treas,
Suite 211                          Director
San Diego, CA 92108

Kathleen Sturtevant           30   Director            7/30/98
2635 Camino Del Rio South
Suite 211
San Diego, CA 92108

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


Resumes

Jeanette Huntley, President, Secretary, Treasurer & Director

1995 - Current    Accounting manager and tax preparer in a public accounting firm. Accounting manager responsible for compilation and
                  review preparation of corporation financial statements. Tax preparation for individual, partnership, and corporation
                  federal and state taxes.

1973 - 1995       Accounting manager in several industries, with emphasis in restaurant accounts. Promoted from bookkeeper to manager.
                  Responsible for payroll, accounts payable, accounts
                  receivable, general ledger, and financial statement
                  preparation.

Kathleen Sturtevant, Director

1994 - Current    Senior statistical analyst in the financial services industry.
                  Responsible for loan analysis modeling for institutional
                  lenders.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                   Summary Compensation Table

Name &                                                       Other          Restricted                                    All
principle                                                    annual            stock       Options       LTIP            other
position               Year       Salary($)    Bonus($)  compensation($)     awards($)      SARs       Payouts($)     compensation
-------------          ----       --------     --------  ---------------    ----------     -------     ----------     ------------
J Huntley              1998          -0-          -0-         -0-               -0-          -0-          -0-             -0-
President

K. Sturtevant          1998          -0-          -0-         -0-               -0-          -0-          -0-             -0-
Director

There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have worked with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration based upon a positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $10,000 at each month end. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ms. Huntley (Director, President, Secretary, Treasurer) purchased 1,000,000 shares of the Company's common stock in 1998, and 10,000,000 shares of the Company's common stock were issued to her per a stock split on December 28, 1998.

Ms. Sturtevant (Director) purchased 1,000,000 shares of the Company's common stock in 1998, and 10,000,000 shares of the Company's common stock were issued to her per a stock split on December 28, 1998.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

                                     PART II

                                     ITEM 1
      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

The Company, as of September 23, 1998 has filed for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. As of the date of this filing, the above application is pending.

As of the date of this filing, there is no public market for the Company's securities. As of December 31, 1998, the Company had 67 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

None.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On July 30, 1998, at the Company's organization meeting, the shareholders authorized the sale and issuance of 1,000,000 shares of common stock to each of the officers and directors of the Company for a total of 2,000,000 Rule 144 shares.

From the period of approximately November 24, 1998 until December 24, 1998, the Company offered and sold 65,000 shares for $6,500. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company. This offering was not accompanied by general advertisement or general solicitation. The Company relied on Rule 504 of Regulation D as the basis of exemption from registration, as identified on Form D as filed with Commission on August 31, 1998. Blue Sky filings were made (where required) in each state that the shares were offered and sold.

On December 28, 1998, the Board of Directors authorized a forward stock split of 10 to 1 resulting in a total of 22,715,000 shares of common stock issued and outstanding.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

Exhibit A   Financial Statements

            1 Audited financial statements for the period ended September 11,
              1998

            2 Unaudited interim financial statements for the period ended
              December 31, 1998.

Exhibit 2   Plan of acquisition, reorganization or liquidation           None
Exhibit 3   Articles of Incorporation and Bylaws                         Included
Exhibit 4   Instruments defining the rights of holders                   None
Exhibit 7   Opinion re: liquidation preference                           None
Exhibit 9   Voting Trust Agreement                                       None
Exhibit 10  Material contracts                                           None
Exhibit 11  Statement re: computation of per share earnings              See Exhibit A
Exhibit 14  Material foreign patents                                     None
Exhibit 16  Letter on change of certifying accountant                    None
Exhibit 21  Subsidiaries of the registrant                               None
Exhibit 24  Power of Attorney                                            None
Exhibit 27  Financial Data Schedule                                      Included
Exhibit 28  Reports furnished to State insurance agencies                None

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Van American Capital, Ltd.

Date        1/15/99                     By /s/ JEANETTE HUNTLEY
      ---------------------                ------------------------------------
                                           Jeanette Huntley,
                                           President & Director

Date        1/15/99                     By /s/ KATHLEEN STURTEVANT
      --------------------                 ------------------------------------
                                           Kathleen Sturtevant, Director

                                                                       EXHIBIT A


                            BARRY L. FRIEDMAN, P.C.
                          Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                            September 15, 1998
Van American Capital Ltd.
San Diego, California

      I have audited the Balance Sheet of Van American Capital Ltd., (A Development Stage Company), as of September 11, 1998, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period July 23, 1998, (inception) to September 11, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van American Capital Ltd., (A Development Stage Company), at September 11, 1998, and the results of its operations and cash flows for the period July 23, 1998 (inception) to September 11, 1998, in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ BARRY L. FRIEDMAN
---------------------------
Barry L. Friedman
Certified Public Accountant

                           VAN AMERICAN CAPITAL LTD.
                         (A Development Stage Company)
                               September 11, 1998

                                 BALANCE SHEET

                                     ASSETS

CURRENT ASSETS:
   Cash                                                                   $4,250
                                                                          ------
      TOTAL CURRENT ASSETS                                                $4,250
                                                                          ------
OTHER ASSETS:
   Organizational Costs (Net)                                             $  822
                                                                          ------
      TOTAL OTHER ASSETS                                                  $  822
                                                                          ------
   TOTAL ASSETS                                                           $5,072
                                                                          ======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:                                                      $    0
                                                                          ------
   TOTAL CURRENT LIABILITIES                                              $    0
                                                                          ------
STOCKHOLDERS' EQUITY:
   Common stock, $.001 par value, authorized 50,000,000 shares;
   issued and outstanding at September 11, 1998 - 2,036,000 shares        $2,036

Additional paid-in capital                                                 3,564

Deficit accumulated during development stage                                -528
                                                                          ------
      TOTAL STOCKHOLDER'S EQUITY                                          $5,072
                                                                          ------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $5,072
                                                                          ======

          See accompanying notes to financial statements & audit report

                           VAN AMERICAN CAPITAL LTD.
                         (A Development Stage Company)
                July 23, 1998, (Inception) to September 11, 1998

                            STATEMENT OF OPERATIONS




INCOME:
  Revenue                                       $      0
                                                --------

EXPENSES:
  General, Selling
  and Administrative                            $    500

  Amortization of
  organization costs                                  28
                                                --------

    TOTAL EXPENSES                              $    528
                                                --------

  NET LOSS                                      $   -528
                                                ========

  Net Loss
  Per Share                                     $ -.0003
                                                ========

  Weighted average
  number of common
  shares outstanding                           2,000,720
                                               =========











         See accompanying notes to financial statements & audit report

                           VAN AMERICAN CAPITAL LTD.
                         (A Development Stage Company)


                       STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                 Deficit
                                                                               accumulated
                                   Common Stock             Additional            during
                                -----------------             paid-in           development
                                   Shares  Amount             capital              stage
                                ---------  ------            --------          ------------
July 23, 1998
issued for cash                 2,000,000  $2,000            $      0          $          0

September 11, 1998
issued for cash                    36,000      36               3,564

Net loss, July 23,
1998 (inception) to
September 11, 1998                                                                      -528
                                 ---------  ------            --------         -------------

Balance,
September 11, 1998               2,036,000  $2,036            $  3,564         $        -528
                                 =========  ======            ========         =============



















         See accompanying notes to financial statements & audit report

                           VAN AMERICAN CAPITAL LTD.
                         (A Development Stage Company)
                July 23, 1998, (Inception) to September 11, 1998


                            STATEMENT OF CASH FLOWS


Cash Flows from
Operating Activities:
  Net loss                                                $   -528
  Amortization                                                + 28

Cash Flows from
Investing Activities:
  Organization Costs                                          -850

Cash Flows from
Financing Activities:
  Issuance of common stock for cash                         +5,600
                                                          --------

Net increase in cash                                      $ +4,250

Cash,
beginning of period                                              0
                                                          --------

Cash,
end of period                                             $  4,250
                                                          ========





         See accompanying notes to financial statements & audit report

                           VAN AMERICAN CAPITAL, LTD.
                         (a development stage company)
                         NOTES TO FINANCIAL STATEMENTS
                               September 11, 1998
                                    Revised

A.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations

The Company was organized July 23, 1998, under the laws of the State of Nevada, as Van American Capital, Ltd. The Company was formed to design, market, and produce a board game product and, in accordance with SFAS # 7, is considered a development stage company.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest bearing bank account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of September 11, 1998.

Goodwill and Other Intangibles

Intangible assets are recorded at cost and amortized on a straight-line basis over five years. Amortization expense for the period July 23, 1998 (inception) to September 11, 1998 is $28.

Revenue Recognition

Revenue is recognized when the Company receives a signed purchase order from a customer for its product, and ships its product with an invoice to a customer. There was no revenue for the period July 23, 1998 (inception) to September 11, 1998.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred Tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

                           VAN AMERICAN CAPITAL, LTD.
                         (a development stage company)
                    NOTES TO FINANCIAL STATEMENTS CONTINUED
                               September 11, 1998
                                    Revised


A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued:

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128) "Earnings Per Share", Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of September 11, 1998, the Company had no dilutive common stock equivalents such as stock options.


B. INCOME TAXES:

There is no provision for income taxes for the period ended September 11, 1998 due to the net loss and no state income tax in the state of the Company's domicile and operations, Nevada. The Company's total deferred tax asset as of September 11, 1998 is as follows:

     Net operating loss carryforward          $528
     Valuation allowance                     -$528
                                             -----
     Net deferred tax asset                    -0-

The federal net operating loss carryforward will expire in 2018.


C. COMMITMENTS:

The Company's principal office facilities and equipment are provided by a Director of the Company at no cost.


D. STOCKHOLDERS' EQUITY:

From July 23, 1998 through September 11, 1998 the Company sold 2,000,000 shares of its common stock to its board members, and sold 36,000 shares of common stock pursuant to a public offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended.

                           VAN AMERICAN CAPITAL, LTD.
                         (a development stage company)
                    NOTES TO FINANCIAL STATEMENTS CONTINUED
                               September 11, 1998
                                    Revised


E. GOING CONCERN:

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon its ability in its endeavors to seek additional sources of capital, and in attaining future profitable operations. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.


F. RELATED PARTY TRANSACTIONS

In 1998, the Company authorized the sale and issuance of 1,000,000 shares of its common stock at a par value of $.001, to each of the officers and directors of the Company for a total of 2,000,000 shares.


G. SUBSEQUENT EVENTS

On December 28, 1998, the Board of Directors authorized a forward stock split of 10 to 1 resulting in a total of 22,715,000 shares of common stock issued and outstanding.

                           VAN AMERICAN CAPITAL, LTD.
                          (a development stage company)
                                  BALANCE SHEET
                             As of December 31, 1998

                                     ASSETS

CURRENT ASSETS
     CASH                                                               2,967.16

                                                                       ---------
TOTAL CURRENT ASSETS                                                    2,967.16

FIXED ASSETS

                                                                       ---------
NET FIXED ASSETS                                                            0.00

OTHER ASSETS
     ORGANIZATION COSTS                                                   850.00
     LESS AMORTIZATION                                                    -28.00
                                                                       ---------
TOTAL OTHER ASSETS                                                        822.00
                                                                       ---------
TOTAL ASSETS                                                            3,789.16
                                                                       =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                                                                       ---------
TOTAL CURRENT LIABILITIES                                                   0.00

LONG TERM LIABILITIES
                                                                       ---------
TOTAL LONG TERM LIABILITIES                                                 0.00
                                                                       ---------
TOTAL LIABILITIES                                                           0.00

STOCKHOLDERS' EQUITY

     COMMON STOCK - $.001 par value                                    22,715.00
     50,000,000 shares authorized, 22,715,000 issued
     and outstanding

     ADDITIONAL PAID IN  CAPITAL                                       -14,215.00

     BEGINNING RETAINED EARNINGS                                            0.00
     NET LOSS                                                          -4,710.84

                                                                       ---------
     ENDING RETAINED DEFICIT                                           -4,710.84
                                                                       ---------
TOTAL STOCKHOLDERS' EQUITY                                              3,789.16
                                                                       ---------
TOTAL LIAB & STOCKHOLDERS' EQUITY                                       3,789.16
                                                                       =========

                           VAN AMERICAN CAPITAL, LTD.
                             STATEMENT OF OPERATIONS
                          (a development stage company)
       For The Period July 23, 1998 (Inception) through December 31, 1998

REVENUE
                                                                      ----------
TOTAL REVENUE                                                               0.00

DIRECT COSTS

                                                                      ----------
TOTAL COST OF GOODS SOLD                                                    0.00

                                                                      ----------
GROSS PROFIT                                                                0.00

OPERATING EXPENSES

  AMORTIZATION                                                             28.00
  GENERAL, SELLING & ADMINISTRATIVE                                       909.84
  LICENSES AND FEES                                                     3,773.00

                                                                      ----------
TOTAL OPERATING EXPENSES                                                4,710.84

                                                                      ----------
LOSS FROM OPERATIONS                                                   -4,710.84

OTHER INCOME & EXPENSE

                                                                      ----------
TOTAL OTHER INCOME & EXPENSE                                                0.00

                                                                      ----------
LOSS BEFORE TAXES                                                      -4,710.84

                                                                      ----------
NET LOSS                                                               -4,710.84
                                                                      ==========

NET LOSS PER SHARE                                                        0.0002

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                                                    22,260,700

                           VAN AMERICAN CAPITAL, LTD.
                          (a development stage company)
                 July 23, 1998 (Inception) to December 28, 1998

                             Statement of Cash Flows

Cash flows from operating activities:                                     $

  Net Loss                                                                -4,711
  Amortization                                                                28

Cash flows from financing activities:

  Organization Costs                                                        -850

  Sale of common stock for cash                                            8,500

Net change in cash                                                         2,967

Cash beginning of period                                                       0

Cash end of period                                                         2,967

                           VAN AMERICAN CAPITAL, LTD.
                          (a development stage company)

                        Statement of Stockholders' Equity


                                        Common               Common          Additional
                                        Stock                Stock            paid-in          Accumulated
                                        Shares                 $              capital            Deficit
                                      ----------             -----           -----------       -----------
July 23, 1998 - issued                 2,000,000             2,000                 0
for cash

September 11, 1998 - issued               36,000                36             3,564
for cash

December 24, 1998 - issued                29,000                29             2,871
for cash

Subtotal                               2,065,000             2,065             6,435

Dec 28, 1998 - Forward stock          20,650,000            20,650           -20,650
split eleven for one

Balance at Dec 31, 1998               22,715,000            22,715           -14,215               -4,711

                           VAN AMERICAN CAPITAL, LTD.
                          (a development stage company)
                             As of December 31,1998

                          NOTES TO FINANCIAL STATEMENTS


1.   MANAGEMENT'S OPINION

In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the company as of December 31, 1998, and the results of operations for the period July 23, 1998 (inception) through December 31, 1998, and changes in cash for the period July 23, 1998 (inception) through December 31, 1998.


2.   INTERIM REPORTING

The results of operations for the period July 23, 1998 (inception) through December 31, 1998 are not necessarily indicative of the results to be expected for the remainder of the year.


3.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations

The Company was organized July 23, 1998, under the laws of the State of Nevada, as Van American Capital, Ltd. The Company was formed to design, market, and produce a board game product and, in accordance with SFAS #7, is considered a development stage company.

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and equivalents

For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 1998.

Goodwill and Other Intangibles

Intangible assets are recorded at cost and amortized on a straight-line basis over five years. Amortization expense for the period July 23, 1998 (inception) to December 31, 1998 is $28.

Revenue Recognition

Revenue is recognized when the Company receives a signed purchase order from a customer for its product, and ships its product with an invoice to a customer. There was no revenue for the period July 23, 1998 (inception) to December 31, 1998.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Net Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of December 31, 1998, the Company had no dilutive common stock equivalents such as stock options.

4.   INCOME TAXES

There is no provision for income taxes for the period ended December 31, 1998 due to the net loss and no state income tax in the state of the Company's domicile and operations, Nevada.

5.   COMMITMENTS AND CONTINGENCIES

The Company's principal office facilities and equipment are provided by a Director of the Company at no cost.

6.   RELATED PARTY TRANSACTIONS

In 1998, the Company authorized the sale and issuance of 1,000,000 shares of its common stock at a par value of $.001, to each of the officers and directors of the Company for a total of 2,000,000 shares.

7. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Plan of Operation

The Company's current cash is sufficient in management's opinion for the next twelve months as it currently has no direct or indirect operating expenses. During the next twelve months, the Company plans to raise additional funds necessary to manufacture and market its product. Management has not yet determined what source or sources will provide additional funds for the Company. There are no current plans for additional product research and development. There are no current plans to purchase or sell any significant amount of fixed assets. There are no current plans to increase the number of employees.

Results of Operations

There were no revenues from sales for the period ended December 31, 1998. The Company sustained a net loss of $4183 for the period ended December 31, 1998. Losses were primarily attributable to expenditures for the start-up of the corporation.

Liquidity and Capital Resources

As of December 31, 1998, the Company had $2967 cash on hand and in the bank. The primary costs and operating expenses for the period ended December 31, 1998 were: licenses and fees $3773 and other operating expenses $937.

Currently, the Company maintains a sufficient positive cash balance for production and working capital. The substantial losses through December 1998 were due to start-up fees and product development expenses. Subsequent additional sales of the Company's equity securities have allowed the Company to continue development and increase marketing efforts.